INVEST IN **QUEER SPACES, INC.**

Building the Queer Discord


SPACES
Be yourself.
Find your Space.
Feeling Myselfie
253 Members | Public
Looking good! Great shot!
Plant & Gardening Peeps
Women Soccer
The MCU Queer Multiverse
Gaymers
Food Envy
Queer Art

queerspaces.com Los Angeles CA

Lgbt Founder | Lgbtq Issues | Transgender | Lgbtq Founder | Gay

LEAD INVESTOR

Tim Howes Investor

Queer Spaces is a rare opportunity where market, team, and timing all come together. I look for three things in a great investment. Queer Spaces has all of them. 1. Great market at the right time. The LGBTQ+ community is big and growing and needs safe spaces. The timing has never been better.
2. Great team. Christof and his team have a successful track record with Hornet and other amazing companies. They know the space and are proven executors.
3. Great traction. Queer Spaces has remarkable traction and organic growth after a very short time. I cant wait to see where Queer Spaces goes from here.

Invested $50,000 this round

Highlights

1. The first queer app to span the entire spectrum of over 400 million LGBTQ+ people
2. Creating a digital safe space for queer people, 66% of whom have experienced online discrimination
3. Successful MVP launch on March 1
4. Growing 80-400% per month
5. Featured as "App of the Day" by Apple on June 26 (Pride Sunday)

5. Featured as "App of the Day" by Apple on June 26 (Pride Sunday)

6. Advice and investment by Sean Rad, Founder of Tinder, and other high-profile individuals
7. Team has already successfully built Hornet, a top queer social network with 2.5 million MAU globally
8. Here, queer people are celebrated for who they are, connecting in group chats over shared interests

Our Team



Christof Wittig CEO and Founder

Serial Entrepreneur with multiple exits Founder and CEO at Hornet

> Queer people need safe places. The heteronormative social networks like Facebook & Co cannot be trusted to keep our best interests in mind.



Casey Crawford Operations



Stephan Horbelt Talent

Two decades of experience in queer media



Jeanne Fourie Product



Daniel Addice Marketing



Shon Washington Talent



Fatima Rouina Talent



Tori Lima Content



Louis Dresse Growth



Fiona Suherman Design



Abby Nurock Talent



Matt Hirst Engineering

Pitch

Spaces

Investment Opportunity

Aug 1, 2022

Contact us at future@hornet.com
queerspaces.com


SPACES
SPACES

Spaces Investment Highlights

- Hornet is building **Spaces**, the queer Discord
- Highly committed team on mission to build authentic communities through technology at scale
- **Spaces** is the only platform that creates safe spaces for all of the poorly understood audience of more than 400 million LGBTQ+ people, among whom 64% in the US report they feel unsafe on heteronormative social networks, let alone those in 70+ countries which still criminalize LGBTQ+
- **Spaces** allows users to discover and chat with other LGBTQ+ people authentically over shared interests
- Since launch in Feb 2022, **Spaces** is growing 80%/month through word of mouth, a strong focus on community builders, and fueled by network effects driving magic moments in hot spaces
- **Spaces** users are engaged, retained, and actively inviting their friends, with 70%+ from the US
- The Hornet platform has over 2.5 million MAU, making it the largest LGBTQ+ app in countries covering 1/8th of the world's population, including France, Thailand, Brazil, Russia, and Indonesia
- Hornet is now spinning out and raising funds to scale **Spaces** to 10 million DAU by end of 2023
- This is an opportunity to invest in an emerging and unchallenged category leader, serving a fast growing market with high purchasing power


SPACES

The Market: Queer people are the future.


World Population
7.8 billion (2020)
LGBTQ+
1.6 billion (2050)
(Gen Z extrapolated)
Gays
250 m
Lesbians
150 m

- Some 400 million humans identify as LGBTQ+ today
- By 2050, this number is expected to rise to up to 1.6 billion
- 20.8% of Gen Z in US identify as LGBTQ+, up 100% in 4 years

Source: "LGBT Identification in U.S. Ticks Up to 7.1%", Gallup Feb 2022

The Problem: Queer people need safe spaces.

- Heteronormative social networks are unsafe for LGBTQ+ people, even in the US – and getting worse, not better
- As a result, queer people crave safe spaces to connect with their community and pursue their interests



NEWS
Top social media platforms 'unsafe' for LGBTQ users, report finds
Online Hate and Harassment
Demographics of Harassment
(Total harassment experienced by group)
Up 60% since 2018
64% LGBTQ+
46% Muslims
43% Male-identified respondent
40% Female-identified respondent
36% Jewish
33% African-American
31% Hispanic or Latino
31% Asian-American

Source: GLAAD Social Media Safety Index, May 2021



No, 12%
Maybe, 31%
Yes, 57%

If it were possible, would you prefer to pursue your interests with mostly gay men?

Source: Hornet Audience Research, March 2021

The Solution

A technology platform that helps queer people build and join safe, authentic online communities.



Check it out at spaces.hornet.com/reel

Spaces allows users to discover and chat with other LGBTQ+ people authentically over shared interests



Spaces Value Proposition

“ Why SPACES?

01 Discoverability
- LGBTQ audience
- Simple to invite members
- Easy discoverability for new members
- Location-based discovery

02 Safety & Authenticity
- A 'no troll' space
- Hosts moderate their own Spaces
- LGBTQ-aligned standards

03 Easy to Use
- Clean, simple design
- Just a few clicks to get started
- Responsive support for Hosts 24/7



SPACES
Bulk Products
Pink Summits
The MCU Queer Multiverse
QPOC Style
Gaymers

Competitive Landscape

	Safe for Queers	LGBTQ Discoverability	Group chat	Feed	Events	Ease of Use
Facebook	✗	○	○	✓	○	○
Whatsapp	○	✗	✓	✗	✗	✓
Instagram	✗	○	✗	✓	✗	○
TikTok	✗	○	✗	✓	✗	○
Discord	✗	✗	✓	✗	○	○
Tinder	○	○	✗	✗	✗	○
Grindr	○	♂	✗	✗	✗	○
Hornet	✓	♂	✗	✓	✗	○
Spaces	✓	✓	✓	○	✓	✓

SPACES

Since launch in Feb 2022: Rapidly increasing and wide range of vibrant "Hot Spaces"


125
100
75
50
25
0
116
Mar 20
Mar 27
Apr 3
Apr 10
Apr 17
Apr 24
Apr 30
May 7
May 14
May 21
May 28
Jun 4
Jun 11
Jun 18
Jun 25
Jul 2

- Bear with Me
- Gayish
- The MCU Queer Multiverse
- Fruitbowl: An Oral History of Queer Sex
- Feeling Myselfie
- Gaymers
- Question of the Gay
- Ursos of Onyx
- Fruitbowl After Dark
- LGBT(V)
- Barapocalypse
- Queer Meme Vault
- Pink Milk: Talking Star Wars, Queerly.
- the brainforest cafe
- Two Bi Guys
- Bulk Products
- MovieBetches
- Queer Art
- EVERYTHING X-MEN!!
- Hookup Horror Stories
- Cats! Cats! Cats!
- MaleMediaMind
- Tarot & Relationships
- Plant & Gardening Peeps
- Sum of Us Festival
- Asexuality, demisexuality spectrum
- A Vinyl a day
- Food Envy
- Queer Women Soccer
- Wine Not?
- Womxn on Decks
- DYKE TV
- Gym and Fitness
- X-Men
- The Radical Left
- A Little Spicy
- The Talkies
- For Horror Lovers Only
- Hangover Horn
- Spider-Man

SPACES

Spaces is growing fast on all key metrics


500
400
300
200
100
May 1 = 100
New Spaces
New Users
Daily Actives Users
Daily Active Spaces
Messages
DAU/MAU
Invites
Week of Apr 18
Week of Apr 25
Week of May 2
Week of May 9
Week of May 16
Week of May 23
Week of May 30
Week of Jun 6
Week of Jun 13
Week of Jun 20
Week of June 27

SPACES

Spaces users span the entire LGBTQ+ spectrum

Over 70% of users in the US



SPACES

User testimonials confirm the need of queer people for safe spaces



"I'm absolutely in love with this app and the positive inclusivity it brings. I really needed this."

"we booked [the tickets] the same day and time"

"on Twitter...one too many annoying dude bros! I can't wait for this app to blow up!"

"I always wanted to be part of a space like this and I feel like it was much needed to have a Queer-run app where our community feels safe online"

"it's so refreshing and nice to see a space for fellow bi/pan folks"

"this app is explicitly for queer people"

SPACES

The Growth Roadmap



Talent
"Hustling" to acquire hosts (Hard side of network): Turning Cold into Hot Spaces
BizDev effort
Virality
As network effects kick in: Optimize "virality components" to increase R0
Product effort
Marketing
Feed the beast with marketing spent wherever CAG < LTV and R0>1
Marketing effort
HY1
HY2
Contingent on funding

SPACES

We seek viral growth to 10M DAU and beyond

3 DAU growth trajectories based on "virality components"



120,000
100,000
80,000
60,000
40,000
20,000
Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Jul-22 Aug-22 Sep-22 Oct-22 Nov-22 Dec-22 Jan-23 Feb-23 Mar-23 Apr-23 May-23 Jun-23 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23
DAU (Current)
DAU (Base)
DAU (10 million)

SPACES

Viral growth is dependent on these virality components which we improve through growth hacking

	10 million DAU case	Current
Space creation rate	5.0%	5.2%
Host's average reach	20	3
Members' sharing rate	25.0%	12.5%
Members' invitation success rate	50.0%	14.0%
1st month retention rate	30.0%	30.0%
Nth month retention rate (N>1)	70.0%	70.0%

Stickiness (DAU/MAU)	25.0%	20.0%
Paid User Acquisition	$250K/yr	$250K/yr
Brand power	40.0%	56.7%

Spaces Product Roadmap

	Q2 22	Q3 22	Q4 22	Q1 23
Theme	**Builders**	**Virality**	**Escape Velocity**	**Bowling Alley**
User Story	Super serve community builders	Build the flywheel	Prime the Pump through atomic networks	Grow in more markets
UX	**iOS** Spaces Host super powers Spaces chat love Notifications redesign	**iOS** Spaces Virality Spaces Discoverability	**iOS** Spaces Host toolbox Spaces Virality Algos	Spaces language versions Surface Spaces in Hornet Algos
		Android Basic Android Version	**Android** Full Android Version Algos	
	Web Build out React foundation	**Web** Spaces Host super powers framework	**Web** Spaces Host super powers Implement Hornet Web shop in Spaces	
Revenue			Spaces Monetization	


Spaces has been built by Hornet,
the world's queer social network
2,500,000
Monthly Active Users
HORNET

Hornet is the only company built around LGBTQ safety.



Safety from hate, harassment and misinformation
Safety from abusive moderation policies
Safety from fraud and malicious actors
Safety from threats to our physical and mental well-being
Safety from data breaches and a lack of data transparency
Safety from exploitative technology
Safety from any entities, including state actors, that do not have our community's best interests at heart



Source: "Hornet's 10-Point Pledge to Promote LGBTQ+ Safety", Jun 2022


Mission and Vision
To build a world where queer people can find a safe space to be themselves
Hornet is the place where queer life happens - anytime, anywhere.

Hornet enables the LGBTQ+ community connect in all its diversity, by organizing around interests, places and events to create safe, authentic conversation and expression.

Here, every queer person feels comfortable sharing their experiences, and connecting with a community that understands and validates their life.

[Category leader] x [More queer people] x [High purchasing power] = [Enterprise value]

HORNET

Meet the Spaces Team



Abby
Andrii
Casey
Christof
Danny
Fatima
Fiona
Harry
Jeanne
Louis
Matt
Pavol
Shon
Stephan
Tori

SPACES

Confirmed SAFE Investors



Mark Suster	Sean Rad	Niklas Lindstrom	Tim Howes	Max Burger	Christof Wittig
Upfront	Tinder	UnitQ	Netscape	APAX	Hornet

Advisors



Sean Rad	Niklas Lindstrom	Ravi Mehta	Marten Mickos	Michael Edelstein	Doug Atkin
Tinder	Skout Meet Group UnitQ	Tinder Facebook Reforge	MySQL HackerOne	CBS NBC Universal Miramax	AirBnB Meetup

SPACES

We plan to raise $2 million to accelerate the growth of Spaces

- SAFE Note issued by Queer Spaces, Inc.
- $8 million pre-money cap



APP OF THE DAY
Spaces for Queer Communities
Be yourself. Find your...
OPEN

Contact us at future@hornet.com
queerspaces.com

SPACES